Exhibit 99.1
press release
ArcelorMittal announces Brad Davey to retire on 1st January 2027

9 November 2026, 17:30 CET

The current Corporate Business Optimisation functions will be divided between Pinakin Chaubal, Genuino Christino and Vijay Goyal

ArcelorMittal today announces that Brad Davey, EVP and Head of Corporate Business Optimisation, will be retiring from ArcelorMittal on 1 January 2027.

Brad started his career in the steel industry 40 years ago, when he joined Dofasco, in Canada as a project engineer, quickly transitioning in 1990 as foreman, responsible for maintenance of the hot mill. After more than a decade in various manufacturing and technology roles, Brad moved into marketing where he held a series of senior marketing positions including Vice President of Dofasco Sales and Marketing, Vice President of Commercial at Dofasco, Chief Commercial Officer of NAFTA flat and subsequently CMO North America and Global Automotive.

In 2018, Brad was appointed CEO of ArcelorMittal’s then North American segment and a member of the Group Management Committee.

Since 2021, Brad has been EVP Head of Corporate Business Optimisation, where he has overseen a broad portfolio of functions including Health and Safety, R&D, CTO (including capital projects), Global Automotive, CMO, China and JVs, Corporate Communications and Sustainability.

Going forward Brad’s responsibilities will be shared between Pinakin Chaubal, Genuino Christino and Vijay Goyal.

Health and Safety, GCTO, R&D, capital goods, capital projects, CCM, global automotive, global ports and AMTB Europe and North America will be overseen by Pinakin Chaubal, who will now report directly to Aditya Mittal. Sustainability and Corporate Communications will report to Genuino Christino, EVP and Group CFO. And China and Business Development for South East Asia, will report into Vijay Goyal, EVP.

Commenting Brad Davey said, “I have loved my 40 years in the steel industry and consider myself very fortunate to have held so many interesting and varied roles. It’s not an easy decision to take, to retire from a company as diverse and dynamic as ArcelorMittal, but I take with me many great memories and real and genuine friendships. I will continue to stay in touch with the Group’s successes and have every confidence in the company’s ability to continue to make progress on safety and achieve the goal of zero fatalities.”

Commenting, Aditya Mittal, CEO, said: “I want to thank Brad for everything he has contributed to ArcelorMittal. He is much-respected, well-liked and deeply knowledgeable and has had a positive impact on every part of the business where he has been involved. Nowhere has this been more critical than safety. Brad gripped corporate health and safety with his typical energy, drive and commitment and two years into the three-year transformation program, the progress is now clear to see. There is no more important legacy he could leave to the group.”

Mr Lakshmi N. Mittal, Executive Chairman, said: “Brad has many accomplishments within ArcelorMittal, and along with health and safety, he is probably best known for growing our global automotive business. Automotive is one of our most important customer segments and under Brad’s leadership of R&D as well as global auto, we have maintained our position as the undisputed number one supplier to this important segment, continually introducing new cutting-edge products into the market. I wish Brad all the best for a happy and fulfilling retirement.”

ENDS
About ArcelorMittal

ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 14 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2025 generated revenues of $61.4 billion, produced 55.6 million metric tonnes of crude steel and 48.8 million tonnes of iron ore. Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

http://corporate.arcelormittal.com/

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